EXHIBIT 99.5

CERVUS LP AND CERVUS GP

SECURITYHOLDER SUPPORT AGREEMENT

August 14, 2009

Dear:	Peter Lacey	(the “Supporting Securityholder”)

Reference is made to the arrangement agreement (the “Arrangement Agreement”) dated August 14, 2009 between Cervus LP (“Cervus”), Cervus GP Ltd. (the “GP”) and Vasogen Inc. (“Vasogen”). The Arrangement Agreement provides for, among other things, the conversion of Cervus from a limited partnership structure into a corporate structure pursuant to a plan of arrangement under Subsection 192(6) of the Canada Business Corporations Act (the “Arrangement”) which includes, among other steps, (i) the exchange of all outstanding limited partnership units of Cervus (“Cervus Units”) for new common shares of Vasogen (“Vasogen Shares”) and (ii) the exchange of all outstanding common shares of GP (“GP Shares”) for Vasogen Shares. All capitalized terms referred to herein shall have the meanings attributed thereto in the Arrangement Agreement.

This letter agreement sets out the terms and conditions upon which the Supporting Securityholder agrees, among other things, to support the Arrangement.

We understand that the Supporting Securityholder or its affiliates beneficially own, directly or indirectly, or exercise control or direction over, the number of Cervus Units and GP Shares set forth in the acceptance at the end of this letter agreement.

1.	Covenants of Supporting Securityholder

By the acceptance of this letter agreement, the Supporting Securityholder, solely in his capacity as a securityholder of Cervus and/or GP and not in any other capacity, hereby agrees, subject to the terms of paragraph 2 of this letter agreement, from the date hereof until the completion of the Arrangement:

(a)	not to take any action of any kind that may reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Arrangement;

(b)

not to take any action which is inconsistent with the performance of the Supporting Securityholder’s obligations under this Agreement including, without limitation, not doing indirectly anything which it is not permitted to do directly under the terms and conditions of this Agreement;

(c)

to deliver or cause to be delivered in respect of any meeting of holders of Cervus Units and/or GP Shares and any adjournments or postponements (each, a “Meeting”), a duly executed proxy or proxies directing the holder of such proxy or proxies to vote the Supporting Securityholder’s Cervus Units and GP Shares: (i) in favour of the Arrangement and any transactions contemplated by, or necessary or desirable to consummate the transactions contemplated by, the Arrangement Agreement; and (ii) against any action or agreement that would impede, interfere with or prevent the Arrangement;

(d)	not to revoke the proxy or proxies referred to in clause (c) without the prior written consent of Vasogen; and

(e)

to waive, and not to seek to exercise, any right of dissent provided under any applicable laws or otherwise (including any rights of dissent granted by way of contract, law or court order) in connection with the Arrangement or any other corporate transaction related to the Arrangement which is approved at any Meeting.

2.	Termination

(a)

Except for provisions of this Agreement that are expressly stated to survive the termination of this Agreement or obligations that are stated to extend beyond the Effective Date, this Agreement shall terminate on the earlier of: (i) the date of the last Meeting to occur to approve the Arrangement; (ii) the Effective Date; (iii) August 14, 2009, if the Arrangement Agreement has not been executed and delivered by Cervus, GP and Vasogen prior to or on such date; (iv) the date the Arrangement Agreement terminates; and (v) a date agreed to by the parties in writing.

(b)

Upon the termination of this Agreement, and subject to any provisions of this Agreement which are stated in this Agreement to survive such termination, this Agreement shall be of no further force and effect, but such termination shall not relieve any party to this Agreement from liability for any breach of, or noncompliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination.

3.	Amendment

Except as expressly set forth herein, this letter agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

4.	Assignment

Except as expressly set forth herein, no party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party.

5.	Disclosure

(a)

Each Party agrees to keep strictly confidential the fact that Cervus is proposing to enter into the Arrangement Agreement and to effect the Arrangement and that the parties have entered into this Agreement, except if and to the extent disclosure of that fact is required in connection with entering into the Arrangement Agreement and effecting the Arrangement or is otherwise required by application of applicable laws. Each party, however, acknowledges having consented to such disclosure in connection with soliciting the agreement of other Cervus Securityholders to support the Arrangement.

(b)

Each of the parties acknowledges that the foregoing facts may constitute material facts under applicable securities laws and that in such event, the party is prohibited under applicable securities laws from communicating such facts to others (except in the necessary course of business) and from trading in the Cervus Units or other securities of Cervus until the facts have been generally disclosed or Cervus has advised the Parties that the proposed Arrangement will not proceed and that the prohibition on trading is no longer applicable. Except to the extent required by law, policies or rules of securities regulatory authorities or the policies or rules of any relevant stock exchange, no public announcement or press release concerning the signing of this Agreement or the matters referred to in this Agreement may be made by any Party without the prior written consent of the other Parties, such consent not to be unreasonably withheld.

6.	Fiduciary Duties

Nothing herein shall restrict or limit the actions required to be taken by the Supporting Securityholder in the discharge of the Supporting Securityholder’s fiduciary duties as a director or officer of the GP.

7.	Expenses

Vasogen and the Supporting Shareholder each agree to pay their own respective expenses incurred in connection with this letter agreement.

8.	Notice

(a)	Any notice or other communication required or permitted to be given hereunder will be sufficiently given if delivered:

(i)	in the case of the Supporting Securityholder, to the address appearing on the securities register of Cervus; and

(ii)	in the case of Vasogen:

c/o McCarthy Tétrault LLP

Suite 5300

Toronto Dominion Bank Tower

Toronto, Ontario, Canada M5K 1E6

Fax: 905-569-9231

Email: cwaddick@vasogen.com

Attention: Chris Waddick, President and Chief Executive Officer

with a copy to:

McCarthy Tétrault LLP

Suite 5300

Toronto Dominion Bank Tower

Toronto, Ontario, Canada M5K 1E6

Fax: 416-868-0673

Email: ipalm@mccarthy.ca

Attention: W. Ian Palm

or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph. Any notice or other communication given or made will be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission at the address for service provided herein.

9.	Enurement

This letter agreement will be binding upon and enure to the benefit of Vasogen and the Supporting Securityholder and their respective executors, administrators, successors and permitted assigns.

10.	Applicable Law

This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

11.	Counterparts

This letter agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

Yours truly, VASOGEN INC.
Per:	/(Signed) “CHRIS WADDICK”

ACCEPTANCE

The foregoing is hereby accepted as of and with effect from the 14th day of August 2009 and the undersigned hereby confirms that the undersigned beneficially owns (i)      2,731,765       Cervus Units and     70    GP Shares.

SUPPORTING SECURITYHOLDER SIGNATURE: (SIGNED) "PETER LACEY"
NAME: PETER LACEY
TITLE: PRESIDENT

WITNESS SIGNATURE: (SIGNED) "TREVOR BROWN"
NAME: TREVOR BROWN
TITLE: MANAGER OF FINANCIAL REPORTING